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Form C that closed on July 20, 2017 (id: 2564)

Annual Report

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Cover Page

Name of issuer:

Palmia Corporation

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: CA
Date of organization: 6/14/2012

Physical address of issuer:

3749 Divisadero Street
San Francisco CA 94123

Website of issuer:

http://www.palmiabeer.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$354,136.00	$155,167.00
Cash & Cash Equivalents:	$195,000.00	$41,016.00
Accounts Receivable:	$13,525.00	$4,563.00
Short-term Debt:	$22.00	$0.00
Long-term Debt:	$142,251.00	$140,438.00
Revenues/Sales:	$60,379.00	$10,131.00
Cost of Goods Sold:	$11,726.00	$0.00
Taxes Paid:	($867.00)	($800.00)
Net Income:	($97,051.00)	($33,093.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, **FL**, GA, HI, ID, IL, IN, IA, KS, KY, **LA**, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Palmia Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lawrence Epstein	Physician, Internal Medicine and on Staff at El Camino Hospital	Self Employed	2015
Teresa LoBue	Founder and CEO	Stealth Startup	2015
David Epstein	Oral Surgeon & Dentist	David Epstein, DDS	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mark Colburn	Vice President	2020
Robert Nathanson	Secretary	2015
Robert Nathanson	CEO	2015
David Epstein	CFO	2012
David Epstein	President	2012
David Epstein	President	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Epstein	600000.0 Common Stock	58.26

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business operates in a highly competitive space.

We compete in the highly competitive beer market. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for space in retail establishments, bars and restaurants, all of which sell other beers and alcoholic beverages. Many of our competitors, including Corona, Anheuser-Busch and MillerCoors, have substantially greater financial resources, marketing strength and distribution networks than we do. Moreover, the introduction of new products by competitors that compete directly with our product or that diminish the importance of our product to retailers and other establishments may have a material adverse effect on our business and results of operations. In addition, we also face competition from producers of wine, spirits and flavored alcoholic beverages. Increased competition, higher costs to compete or consumer preference for our competitors' products could cause our business and results of operations to be materially adversely affected.

Our product is subject to consumer interest and market acceptance.

We are launching a new product in a highly competitive market. Our future

We are launching a new product in a highly competitive market. Our future performance will largely depend on consumer interest in our beer and the market's acceptance of our product. If consumers are unwilling to accept our product or if general market trends cause a decrease in the demand for beer, including light or infused beer, it would adversely affect our future sales and results of operations. Similarly, if we are unable to compete in the market effectively or if consumers are drawn to our competitors' products, our future sales and results of operations would be adversely affected. For example, if we have not gauged consumer preferences correctly or if our marketing activities do not successfully attract consumers to our beer, our overall brand may decline. Furthermore, if we have issues with the quality, taste or delivery of our product, confidence in our brand may diminish. Any of these occurrences would likely have an adverse effect on our future sales and results of operations.

In addition, changes in consumer attitudes or preferences could adversely affect any future sales of our product. The alcoholic beverage industry is subject to considerable societal and political attention due to increasing public concern over alcohol-related social problems. If alcoholic beverages in general, or beer in particular, were to fall out of favor with consumers, it would likely have an adverse impact on our future sales and results of operations. Similarly, if consumer preferences for light or infused beers were to decline or if consumer preferences for beers aimed at health conscious individuals were to wane, sales of our product could be negatively impacted. Also, because we initially anticipate selling our product in only a limited number of regions, any changes in economic and business conditions, consumer preferences or overall demand for beers in these regions could adversely affect our future sales and results of operations.

We are a development stage company with a history of losses and expect to continue to incur losses for the foreseeable future.

We are a development stage company that has incurred net losses since our inception, and we may not be able to achieve profitability in the future. Because we are still in the early stages of development, it is difficult to forecast operating expenses and revenue. We would expect our business, operating results and financial condition to be materially adversely affected if our revenues do not meet our projections and if our expenses or net losses are greater than expected. We cannot guarantee that our revenue or expenses will meet expectations or projections. In addition, since inception, we have funded our business primarily from the sale of securities and by borrowing funds, not from cash generated from operations. We expect to continue to incur production and distribution, sales and marketing, general and administrative and other expenses going forward as we scale our business. As a result, we expect to experience continued losses for the foreseeable future and even if we do achieve profitability, we may not be able to sustain or increase it.

We are subject to governmental regulations affecting our business.

The production and distribution of beer is a business that is highly regulated at the federal, state and local levels. Our operations may be subject to more restrictive regulations and increased taxation than are those of nonalcohol related businesses. For example, the distribution and sale of beer requires various federal, state and local licenses, permits and approvals. If one or more regulatory authorities determines that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We rely on a third party brewery for the production and distribution of our beer.

We currently rely on one brewery to produce and distribute our beer. If we are unable to maintain our relationship with this brewery, our business could be significantly harmed. Furthermore, if this brewery were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our beer could also be significantly harmed. For example, in 2013, our brewery experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable replacement brewery in time or at all if any problems were to arise with this brewery.

We may not be successful in securing distribution partnerships.

A key component of our strategy includes developing relationships with leading local, regional and national distributors to expand our product reach and shelf space. Our inability to solidify such relationships could adversely affect our results of operations and ability to increase revenue.

Additional financing may not be available on favorable terms, if at all.

The production and distribution of beer is a capital intensive business, requiring significant working capital to scale and grow. Because we expect to incur net losses for the foreseeable future, we may need additional funds to expand or meet all of our operational needs. For example, we expect to continue to make significant marketing, operational and promotional expenditures to enhance our brand. If we need additional financing to support these activities, we cannot be certain that it will be available on favorable terms, if at all. Furthermore, if we issue additional shares of our capital stock, shareholders will experience additional dilution, which may be substantial. If we need funds and cannot raise them on acceptable terms, we may not be able to continue our operations at the current level or at all.

We need to recruit and retain key personnel.

Our future success depends upon the continued service of our executive officers, particularly our chief executive officer. The loss of the service of any of our executive officers, key employees or advisors could have a material adverse effect on our business. In addition, if we are unable to hire and retain a sufficient number of qualified personnel, particularly in operations and sales and marketing, our ability to grow our business could be adversely affected. Competition for qualified personnel is intense and we cannot guarantee that we will be successful in attracting and retaining such personnel. Furthermore, the departure or addition of any key personnel may be disruptive and could negatively impact our business.

Transfers of the securities offered hereby and any stock issuable upon conversion thereof will be restricted.

There is no public trading market for Palmia's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

We may not generate sufficient funding to repay the existing Convertible Notes or to allow for their conversion prior to maturity.

We cannot assure you that we will have sufficient financial resources, or will be able to arrange future equity or debt financing, to repay the Convertible Notes at maturity or to allow for their conversion prior to maturity. The Convertible Notes are convertible into common stock at maturity and would only be able to convert into stock prior to maturity if we are successful in raising a qualifying financing or we experience a change in control. In the event we are successful in raising a qualifying financing, the Convertible Notes would convert into shares of equity, though we expect such shares to remain illiquid for the foreseeable future, with no certainty of a future liquidity event which would provide a return of capital to debt or equity holders. In addition, holders of the Convertible Notes will not be entitled to any rights with respect to our stock (including, without limitation, voting rights), but will be subject to any changes made with respect to our stock. Holders will only be entitled to rights on our stock when such stock is delivered upon conversion.

Although most of our officers are full time, please note that our president and CFO and Secretary, David W. Epstein, is not currently full time with the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Debt Securities		$75,000	No ⌄
Common Stock	100,000,000	1,092,785	No ⌄
Preferred Stock	100,000,000	0	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	62,867

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	David Epstein
Issue date	12/29/13
Amount	$60,000.00
Outstanding principal plus interest	$60,000.00 as of 04/30/20
Interest rate	0.0% per annum
Maturity date	12/31/17
Current with payments	Yes

Promissory Note by the founder

Convertible Note

Issue date	12/29/13
Amount	$75,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/17

Friends and Family round.

We have financed our operations to date with convertible notes of $75,000 (Issued in 2013) to investors that mature on December 31, 2017 with a 20% discount on conversion upon a qualified equity financing with gross proceeds of at least $500,000 and accruing at a rate of 6% interest per annum. Those convertibles notes include $25,000 to the father of founder David Epstein. As of December 31, 2016, accrued interest under the convertible notes amounted to $5,438. In addition, we have issued a $60,000 promissory note to David Epstein, Founder and Chairman of the Board. The promissory note has no interest rate and is payable within 30 days of a borrower notice of demand.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2017	Regulation Crowdfunding	SAFE	$204,565	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis

of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

David Epstein, Principal and Director, $60,000.00 promissory note, no interest.

Issued $25,000 Convertible Note to the father of founder David Epstein in 2013, which matures on December 31, 2017 with a 20% discount on conversion upon a qualified equity financing with gross proceeds of at least $500,000 and accruing at a rate of 6% interest per annum.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Palmia is much more than a refreshing, naturally lemon-infused beer. It is our 90 calorie love letter to good taste. Inspired by adventures on the coast of Spain, our dream was to bring a new choice to the light beer market, a lager that has superior flavor & offers a long overdue alternative to all the other watered-down beer brands. Whether you find yourself relaxing at the beach or just spending time with friends after work, Palmia wants your time & your beer to be of the highest quality.

The beer industry does $106 billion in annual sales, according to Brewers Association, and we'd like to be a well-known brand and carried in grocery stores worldwide. Having relationships with retailers like Target and BevMo! we hope to grow exponentially each quarter while continuing to enter into new markets and deliver quality beer to the masses.

Milestones

Palmia Corporation was incorporated in the State of California in June 2012.

Since then, we have:

- Partnerships with Whole Foods, Target, Total Wine & More, Cost Plus, Sprouts, BevMo! In fact, we are now being sold in Raley's, Sprouts, Nob Hill Foods, Cost Plus World Market and Total Wine & More.

- Sold in more than 150 California stores and 30 bars and restaurants less than a year after launch and recently opened distributor accounts in Oregon.

- Successfully raised $204,565 from 288 Wefunder investors in July 2017.

- Sold in some of the most recognizable bars and restaurants in San Francisco, including Sabrosa, Delarosa, Tacolicious, Monaghan's, Dosa, Chubby Noodle, Blue Light, and more.

- Partnerships with LYFT, San Jose Sharks, and SAP Center.

- Connections to Bottle Rock, Coachella, Life is Beautiful, ESPY's, and other large venues and events.

- Winner of the 2018 People's Choice Award for the "Best Beer" at the Fremont Chamber of Commerce Burger and Brew Fest, beating out 38 other beers.

- New Distribution (2019) with Southern Glazers in Nevada, Beauchamp in West Los Angeles, Mussetter in Sacramento, RNDC-Youngs in Colorado

- New Vendor for Safeway/Albertsons in Oregon and part of California 2019-Current

- New Vendor paperwork submitted to Kroger for Fall 2020 Re-Set

- New VP of Sales & Marketing (Mark Colburn) to team 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $60,379 compared to the year ended December 31, 2018, when the Company had revenues of $10,131. Our gross margin was 80.58% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $354,136, including $195,000 in cash. As of December 31, 2018, the Company had $155,167 in total assets, including $41,016 in cash.

- *Net Loss.* The Company has had net losses of $97,051 and net losses of $33,093 for the fiscal years ended December 31, 2019 and December 31, 2018.

respectively.

- *Liabilities.* The Company's liabilities totaled $142,273 for the fiscal year ended December 31, 2019 and $140,438 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Palmia Corporation cash in hand is $195,000, as of March 2019. Over the last three months, revenues have averaged $4,565/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,435 per month. Our intent is to be profitable in 18 months.

We plan to do a series A at some point in the future, raising from investors we're already talking to. The total cost for our business viability in the short term is $500,000, although we are aiming to raise 1.2 to 5million total. Our hope is to IPO in the future. Since the introduction of the Corona Virus (Covid-19) sales to on-premise and off-premise accounts have slowed down and some have come to a complete halt.

As of March 2020, we have experienced a pandemic (Covid-19) that is affecting business as usual in every market place, on and off-premise. We hope that both revenues and expenses will go up in the next 3 - 6 months, as we expand our footprint and hire more sales representatives. We'll also expect to increase our marketing spend.

We intend to focus on a number of specific milestones to track our achievement against our strategic objectives of market adoption and revenue growth. We believe significant insight has been gleaned from the initial product launch in San Francisco, and we plan to focus on the number of cases sold per month, number of cases used (consumption) and reorder rate among vendors, along with close monitoring of customer sentiment and brand recognition.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.palmiabeer.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the

issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

David Epstein
Lawrence Epstein
Mark Colburn
Robert Nathanson
Teresa LoBue

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Palmia SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

David Epstein

Lawrence Epstein

Mark Colburn

Robert Nathanson

Teresa LoBue

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Palmia Corporation

By

Robert Nathanson
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

| legal name |

title:

| Title |

SIGN

Lawrence A Epstein MD
Director
11/16/2020

David W Epstein
Chairman of the Board of Directors
11/16/2020

Robert Nathanson

CEO
11/12/2020

Pending Signatures

Lawrence Epstein - doctoreppie@gmail.com 📋 ✉️

Invite Others to Sign

Mark Colburn (mark@palmiacorp.com) (INVITE)

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.



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